LENDINGTREE, INC.
SECURITIES TRADING AND RELATED MATTERS POLICY1

FEBRUARY 2025

Introduction

LendingTree, Inc. (“LendingTree” or the “Company”) has adopted this Securities Trading and Related Matters Policy (the “Policy”) to promote compliance with applicable United States federal, state and foreign securities laws that prohibit certain persons who are aware of material non-public information about a company from (i) engaging in transactions involving securities of that company; and (ii) providing, or tipping, material non-public information to other persons who may trade on the basis of that information. The Policy also is designed to protect an important corporate asset: LendingTree’s reputation for integrity and ethical conduct. The Policy governs transactions in securities of LendingTree or any other issuer where conflicts of interest could arise. As a result of applicable securities laws and this Policy, a Covered Person (defined below) may, from time to time, have to forego or delay a desired securities transaction even if he or she planned to make the transaction before becoming aware of the material non-public information, he or she was not influenced in the trading decision by the material non-public information and/or he or she will suffer economic loss, lost opportunity or anticipated profit as a result.

Scope

This Policy applies globally regardless of location or nationality and covers all Insiders (as defined below) and their Related Parties (as defined below). Insiders are responsible for ensuring compliance by their Related Parties. This Policy generally applies to any and all transactions in the Company’s common stock and all other Company Securities (as defined below) by Insiders and their Related Parties. Transactions subject to this Policy include purchases, sales and bona fide gifts of Company Securities. In addition, this Policy generally applies to any and all transactions by an Insider and their Related Parties in the securities of any other public company (i) with which the Company does business, such as the Company’s distributors, vendors, customers and suppliers, or (ii) that is involved in a potential transaction or business relationship with the Company while the Insider is in possession of material non-public information concerning that Company which was obtained by the Insider during the course of providing services to the Company. There are no exceptions to this Policy except as specifically described herein.

Definitions

•“Board” means the board of directors of LendingTree, Inc.
1Important Notice: LendingTree has the right to modify, change or terminate this Policy at any time. A hard copy of the document may not reflect the policy currently in effect. An official copy of the current version may be obtained from the Legal Department or can be viewed on Treehouse

•“Company” means LendingTree, Inc. and its direct and indirect subsidiaries.

•“Company Securities” means shares of the Company’s common stock, options to purchase common stock, or any other type of securities that the Company may issue, including but not limited to preferred stock, convertible notes, and warrants, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company’s securities.

•“Covered Persons” means (1) all of the Company’s directors, executive officers and other Section 16 Reporting Persons, and (2) certain employees, consultants, contractors or advisors who are reasonably expected to be in possession of material non-public information about the Company, as determined from time to time by the Legal Department. The Company will promptly notify orally or in writing each person designated a Covered Person and shall keep a record of such persons, which will be maintained by the Legal Department.

•“Exchange Act” means the Securities Exchange Act of 1934, as amended.

•“Family Members” of an Insider means that Insider’s spouse, minor children, anyone else living in the Insider’s household, and any family member or other individual who does not live in the Insider’s household but whose transactions in Company Securities are directed by the Insider or subject to the Insider’s influence or control, such as parents or adult children who consult with the Insider before they trade in Company Securities.

•“Insiders” means all employees, officers, and directors of the Company. “Insiders” may also include other persons, as determined from time to time by the Legal Department or the Chief Financial Officer, such as Company consultants, contractors or advisors who are reasonably expected to have access to material non-public information.

•“Legal Department” means the Company’s Legal Department.

•“Material” information is information that would be viewed by a reasonable investor as important to making an investment decision regarding the purchase or sale of securities. In practice, this is often information that when disclosed, results in a significant change to the market price of the stock. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight. Either positive or negative information may be material.

•Material information is “non-public” if (1) it has not been widely disseminated to the public through a major newswire service, national news service or financial service, publicly-available filings with the SEC, and in some cases, publication on a company’s website or through a social media platform, and (2) the investing public has not had sufficient time to absorb the information fully. Examples of such non-public information which should always be presumed to be material include:

oearnings reports or projections,
ochanges to previously announced earnings guidance, or the decision to suspend earnings guidance, oproposed major spending programs,
oregulatory or litigation problems, including the threat of significant litigation or the resolution of litigation, osignificant changes in senior management,
oa pending or proposed merger, acquisition or tender offer,
oa pending or proposed acquisition or divestiture of a significant business or significant assets, oa Company restructuring,
osecurities offerings or other financings,
onew major contracts, suppliers, customers or the loss thereof, osignificant related party transactions,
odevelopment of a significant new product, process or service, omajor developments with LendingTree's intellectual property portfolio, including the grant of patent rights, osignificant write-offs or increases in reserves,
oimpending bankruptcy or financial liquidity problems,
odelays in product development or problems with quality control, oa stock split or other recapitalization,
oa redemption or purchase by LendingTree of its securities,
obank borrowings or other financing transactions out of the ordinary course of business, omajor marketing changes,
oa significant cybersecurity incident, such as a data breach, or any other significant disruption in the company’s operations or loss, potential loss, breach or unauthorized access of its property or assets, whether at its facilities or through its information technology infrastructure, oa change in auditors or notification that the auditor's reports may no longer be relied upon, and oany other information which is likely to have a significant impact on LendingTree.

Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition or introduction of a new product, the point at which negotiations or product development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company's operations or stock price should it occur. Thus, information concerning an event expected to have a large effect on stock price if it were to occur, such as a merger, may be considered material even if the possibility that the event will occur is relatively small. When in doubt about whether particular non-public information is material, Insiders should either presume the information is material or consult with the Company’s Legal Department before making any decision to disclose such information (other than to persons who need to know it) or to engage in transactions in or recommend Company Securities or securities of other companies to which that information relates.

•“Related Parties” of an Insider means that Insider’s (i) Family Members, and (ii) any entity that the Insider or the Insider’s Family Members influence or control, such as (but not limited to) partnerships in which the Insider or a Family Member is a general partner, trusts of which the Insider or a Family Member is a trustee, estates of which the Insider or a Family Member is an executor, and corporations or limited liability companies over which the Insider or a Family Member has or shares voting or investment control.

•“SEC” means the U.S. Securities and Exchange Commission.

•“Section 16 Reporting Persons” means the directors and officers of the Company subject to Section 16 of the Exchange Act. Section 16 Reporting Persons are set forth on Exhibit A to this Policy. Exhibit A will be deemed to be updated automatically to conform to the Board’s designation of Section 16 Reporting Persons from time to time.

•“Senior Leadership Team” means the officers of the Company who are Section 16 Reporting Persons.

•“Trading day” means a day on which the U.S. stock markets are generally open.

•“Trading Window” means the specified period during which Covered Persons and their Related Parties can engage in transactions in Company Securities, subject to and in accordance with this Policy.

Transactions Not Covered

The Policy governs sales, purchases or other transfers of all Company Securities. Trading also includes transactions under Company employee plans such as:

•Restricted Stock and RSU Awards. This Policy does not apply to the vesting of restricted stock or restricted stock units (RSU Awards), or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock or RSU. This Policy does apply, however, to any market sale of restricted stock or stock issued on settlement of an RSU.

•Stock Options. This Policy does not apply to the exercise of an employee stock option acquired pursuant to the Company's plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option and to any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

•401(k) Plan and Employee Stock Purchase Plan. This Policy’s trading restrictions do not apply to purchases of Company Securities through the 401(k) plan or employee stock purchase plan (ESPP) resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election. The trading restrictions do apply, however, to elections you may make to (a) begin participation or change participation levels in any ESPP or Company stock fund in the 401(k) plan, (b) sell any shares purchased under the ESPP, and (c) initiate an intra-plan transfer of an existing account balance into or out of the Company stock fund in the 401(k) plan.

Purchases of Company Securities from the Company or sales of Company Securities to the Company are not subject to this Policy. Likewise, the transfer of Company Securities to a trust’s beneficiary by a Covered Person who serves as a trustee of the trust is not subject to the Policy so long as the trustee does not control the beneficiary and does not give the beneficiary material non-public information about the Company.

Transactions in mutual funds that hold Company Securities are generally not transactions subject to this Policy. However, transactions in mutual funds may be prohibited under this Policy if a Covered Person becomes aware of material non-public information which might materially affect the value of the mutual fund as a whole.

Covered Persons are expected to use good judgment and contact the Legal Department in advance of a transaction if they have any doubt about whether a transaction is covered by this Policy.

Responsibilities

A. Insiders. Subject to the “General Securities Trading Policy” section below, responsibilities of Insiders include the following:

•Only engaging in transactions in Company Securities, including purchases, sales and gifts, when the Insider is not in possession of material non-public information concerning the Company.

•To the extent the Insider is a Covered Person, only engaging in transactions in Company Securities, including purchases, sales and gifts, during a Trading Window.

•To the extent the Insider is a member of the Board or Senior Leadership Team, obtaining pre-clearance of all transactions in Company Securities.

•Not engaging in any transactions in Company Securities during a special trading blackout period.

•Not engaging in certain speculative transactions involving Company Securities described below.

•Not recommending that others engage in transactions in Company Securities.

•Consulting with the Legal Department for guidance regarding the material or non-public nature of any information the Insider possesses prior to engaging in any transaction involving any Company Securities.

•Protecting the confidence of Company information and not disclosing material non-public information to others in violation of this Policy or engaging in unauthorized communications on behalf of or concerning the Company.

•Not engaging in transactions involving another public company’s securities when the Insider is in possession of material non-public information concerning such other company that was learned in the course of in the course of the Insider’s employment or other relationship with LendingTree and such other company is a company (i) with which LendingTree does business or (ii) that is involved in a potential transaction or business relationship with LendingTree.

•Ensuring that the Insider’s Related Parties comply with this Policy because transactions by the Insider’s Related Parties will be treated as transactions of the Insider for purposes of this Policy. This Policy does not, however, apply to personal securities transactions of Family Members where the decision to purchase, sell or otherwise dispose of Company Securities is made by a third party not controlled by, influenced by or related to the Insider or the Insider’s Family Members.

In all cases, the responsibility for determining whether an individual is in possession of material non-public information rests with that individual, and any action on the part of the Company, the Legal Department or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws.

B. Legal Department. The Legal Department shall be responsible for administering and interpreting this Policy and has the authority to enforce compliance with all Policy provisions and procedures. All determinations and interpretations by the Legal Department shall be final and not subject to further review.

General Securities Trading Policy

A.General Policy. Any Insider who is aware of material non-public information concerning the Company may not engage in any transactions involving Company Securities, including any purchase, sale or gift or any offer to purchase or offer to sell, directly or indirectly through Related Parties or other intermediaries, except as otherwise specified in the “Transactions Not Covered” section of this Policy. It does not matter if there is an independent, justifiable reason for the transaction, or if the Trading Window is open. Rather, if an Insider is in possession of material non-public information concerning the Company, the prohibition on engaging in transactions in Company Securities applies.

Covered Persons and their Related Parties may not engage in transactions involving Company Securities unless it is during an open Trading Window, except as otherwise specified in the “Transactions Not Covered” section of this Policy. Unless otherwise determined by the Legal Department, the Trading Window opens quarterly immediately following the close of market on the second (2nd) full trading day following the Company’s widespread public release of its material financial results for the preceding fiscal quarter or year and closes immediately following the close of market on the fifteenth (15th) day of the third month of each fiscal quarter. Covered Persons are responsible for knowing when a Trading Window begins and ends, regardless of whether the Company typically notifies Covered Persons of Trading Window periods. Even during an open Trading Window, any Covered Person possessing material non-public information concerning the Company must not engage in any transactions in Company Securities until such information has been known publicly for at least two full trading days or is no longer material in nature.

B.Prohibition on Tipping. An Insider may not recommend the purchase or sale of any Company Securities, or pass on to any other person (including Family Members) any material non-public information concerning the Company, whether or not the Insider has any information regarding such person’s intention to engage in any transaction involving Company Securities, except in accordance with the Company's policies regarding the protection or authorized external disclosure of information regarding the Company. It is important to note that the Insider need not receive a financial benefit in order to be found liable for insider trading. The SEC has imposed large penalties even when the disclosing person did not profit from the trading. Even if an Insider is not in possession of material non-public information, he or she should not recommend to any other person that they buy or sell Company Securities. If an Insider receives inquiries about the Company from securities analysts, reporters or investors, decline comment and direct them to the Legal Department.

C.Blackout Periods. The Company may from time to time impose a special trading blackout on a select group of Insiders or all Insiders (e.g., if there is an event or other development that is or may be material non-public information). Insiders who are informed that they are subject to a special trading blackout may not (and their Related Parties may not) engage in any transactions involving Company Securities during the special blackout period. A special trading blackout period may result in the Trading Window not being opened or being closed early and therefore not available for transactions in Company Securities. In addition, the Company may impose a special trading blackout on Insiders who are not subject to Trading Window periods. Special trading blackout periods may be imposed for varying groups of Insiders, at the discretion of the Legal Department. Insiders may be informed that a special trading blackout period applies to them without being informed of the reason for the restriction. The existence of a special trading blackout period generally will not be announced to the Company as a whole and Insiders should not communicate it to any other person. Insiders who are subject to a special trading blackout will be notified when the blackout period ends.

D.Pre-Clearance. All members of the Board and Senior Leadership Team must obtain pre-clearance of any and all transactions in Company Securities (including all purchases, sales, gifts, option exercises and 401(k) plan transactions) by such persons and their Related Parties (subject to the exceptions described in the “Transactions Not Covered” section of this Policy). In addition, from time to time, the Legal Department may designate other Insiders as subject to this pre-clearance requirement. Each such Insider will be notified of such designation, and the Legal Department will maintain a record of Insiders who are subject to this pre-clearance requirement. This pre-clearance requirement applies even to transactions involving Company Securities that occur during an open Trading Window.

A request for pre-clearance should be submitted to the Legal Department at least three (3) business days prior to the proposed transaction in Company Securities. The request should be made in writing using the form attached as Exhibit B to this Policy or in such other manner as permitted by the Legal Department. If the pre-clearance request is approved, unless otherwise stated in the written approval (which may be by email), the approval will be valid only until the close of market on the fifth calendar day following the date of approval and only on the terms indicated in such approval (which may not be the same terms as the terms originally proposed by the requesting person). Approval of a transaction may be cancelled at any time (e.g., in the event of a special trading blackout period). After the two (2) day period or the time limit otherwise stated in the written approval, or upon cancellation of a prior approval, transactions are again subject to these pre-clearance procedures. When a request for pre-clearance is made, the requesting person should carefully consider whether he or she may be aware of any material non-public information concerning the Company, and should describe fully those circumstances to the Legal Department. The requesting person should also indicate whether he or she has effected any non-exempt “opposite-way” transactions within the past six months, and should be prepared to report the proposed transaction on an appropriate Form 4 or Form 5. A requesting person should also be prepared to comply with SEC Rule 144 and file a Form 144, if necessary, concurrently with either the placing of an order with a broker to execute the sale or the execution of a sale directly with a market maker.

The Legal Department is under no obligation to approve a proposed transaction, and may determine not to permit the transaction. If a person seeks pre-clearance and the proposed transaction is not approved, then the person must refrain from initiating any transaction in Company Securities, and should not inform any other person of the restriction.

E.Prohibition on Electronic Posting of Confidential Information. Insiders are prohibited from posting confidential information relating to the Company, including but not limited to material non-public information, in internet chat rooms, on online message boards, on social media and social networking websites or through the use of any other form of electronic communication.

Confidential information relating to LendingTree is the property of LendingTree and the unauthorized disclosure of such information is a serious violation of company policy.

F.Short-Term Trading. Short-term trading of Company Securities may unduly focus a person on the Company’s short-term stock market performance instead of the Company’s long-term business objectives, potentially creating misalignment of personal interests and those of the Company. For these reasons, any director, officer or other employee of the Company (or their Related Parties) who purchases Company Securities in the open market may not sell any Company Securities of the same class during the six months following the purchase (or vice versa) unless pre-cleared in accordance with the procedures set forth above. Section 16(b) under the Exchange Act prohibits Section 16 Reporting Persons from engaging in short-term trading in Company Securities.

G.Short Sales. Short sales of Company Securities (i.e., the sale of a security that the seller does not own) may evidence an expectation on the part of the seller that the securities will decline in value. These transactions therefore have the potential to signal to the market that the seller lacks confidence in the Company's prospects and to reduce the seller's incentive to seek to improve the Company's performance. For these reasons, short sales of Company Securities are prohibited under this Policy unless part of an approved hedging transaction (see “Hedging Transactions” below). In addition, Section 16(c) of the Securities Exchange Act of 1934, as amended (the Exchange Act) prohibits officers and directors from engaging in short sales. Short sales arising from certain types of hedging transactions are governed by the paragraph below captioned “Hedging Transactions”),

H.Publicly-Traded Options. Given the relatively short term of publicly-traded options, transactions in options may create the appearance that a Covered Person is trading based on material non-public information and focus a Covered Person’s attention on short-term performance at the expense of the Company's long-term objectives. Accordingly, transactions in put options, call options or other derivative securities, on an exchange or in any other organized market, are prohibited by this Policy. Option positions arising from certain types of hedging transactions are governed by the next paragraph below.

I.Hedging Transactions. Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. Such hedging transactions may permit a Covered Person to continue to own Company Securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the Covered Person may no longer have the same objectives as the Company's other shareholders. Therefore, the Company strongly discourages you from engaging in such transactions. Any person wishing to enter into such an arrangement must first submit the proposed transaction for approval by the Legal Department. Any request for preclearance of a hedging or similar arrangement must be submitted to the Legal Department at least two weeks prior to the proposed execution of documents evidencing the proposed transaction and must set forth a justification for the proposed transaction. The Legal Department may accept, reject or condition such transaction in its sole discretion.

J.Margin Accounts and Pledges. Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan or, in many instances, if the value of the collateral declines. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material non-public information regarding the Company or otherwise is not permitted to trade in Company Securities, Covered Persons are prohibited from holding Company Securities in a margin account or pledging such securities as collateral for a loan. An exception to this prohibition may be permitted in certain limited circumstances with the advance written approval of the Legal Department. The Legal Department may accept, reject or condition such transaction in its sole discretion.

K.Standing and Limit Orders. Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 Plans) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when a Covered Person is in possession of material non-public information. The Company therefore discourages placing standing or limit orders on Company Securities. If a person subject to this Policy determines that they must use a standing order or limit order, the order should be limited to short duration and should otherwise comply with the restrictions and procedures under the heading “General Securities Trading Policy” and with any applicable written permission to trade from the Legal Department provided to the Covered Person.

L.Further Restrictions. The trading prohibitions and restrictions set forth in this Policy will be superseded by any greater contractual restrictions on transactions in Company Securities (e.g., lock-up agreements or 401(k) plan blackout periods) or any greater prohibitions or restrictions prescribed by federal or state securities laws and regulations. Section 16 Reporting Persons should take care (i) not to violate the prohibition on short-swing trading (Exchange Act Section 16(b)), the rules against short sales (Exchange Act Section 16(c)), and the restrictions on sales of restricted and control securities under SEC Rule 144 and (ii) to file all required reports (Forms 3, 4, 5 and 144 and, in certain cases, Schedules 13D and 13G). Section 16 Reporting Persons should be aware that a Form 4 is due before the end of the second business day following the day on which a reportable transaction occurs and a Form 144 is due concurrently with either the placing of an order with a broker to execute the sale or the execution of a sale directly with a market maker.

Transactions by Family Members and Others

The Policy applies Family Members. You are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade in Company Securities, and you should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account. Questions as to which persons are subject to the restrictions of the Policy should be directed to the Legal Department.

Transactions by Entities that You Influence or Control

This Policy applies to any entities whose transactions in Company Securities are influenced or controlled by an Insider, including corporations, partnerships or trusts (collectively, Controlled Entities). Transactions by these Controlled Entities will be treated for the purposes of the Policy and applicable securities laws as if they are for the account of the affiliated Insider.

Post-Termination Transactions

Upon your termination of service with the Company, an Insider continues to be subject to this Policy, as well as applicable securities laws, for so long as such person is aware of material non‑public information. Insiders also remain subject to the Company’s policies regarding the safeguarding of confidential information.

If a Covered Person’s relationship with the Company terminates during a closed trading window, such Covered Person will continue to be subject to this Policy, and specifically to the ongoing prohibition against trading, until the commencement of the next open trading window or, if determined to be earlier by the Legal Department in its sole discretion, the commencement of trading on the second trading day following public announcement of the last material non-public information of which an Covered Person is aware. The Legal Department may use stop transfer instructions to the Company’s transfer agent in order to enforce this provision.

Rule 10b5-1 Exemption

Rule 10b5-1 of the Exchange Act allows a person to trade while aware of material non-public information if the trade was executed pursuant to a plan satisfying the requirements of Rule 10b5-1 (a “trading plan”) that was established at a time when the person was not aware of material non-public information. Rule 10b5-1 is a complicated rule that requires sophisticated planning and should not be relied upon without the advice of one’s own legal counsel or personal financial adviser. Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade, and the person must act in good faith with respect to the plan.

Trades in Company Securities that are executed pursuant to an approved trading plan are not subject to the prohibitions in this Policy, including open window period or pre-clearance requirements for Covered Persons. Trading plans must be approved in advance in writing by the Legal Department, implemented during an open trading window and meet both the requirements of Rule 10b5-1 and these guidelines. Any Rule 10b5-1 Plan must be submitted to the Legal Department for approval at least 10 days prior to the entry into the Rule 10b5-1 Plan. Trading plans may not be instituted, amended or terminated, and deviations from such plans may not be made outside of a window period or at a time when an Insider is aware of material non-public information. Any amendment or termination of an approved trading plan requires the advance approval of the Legal Department. Section 16 Reporting Persons must provide prompt notice to the Legal Department of all transactions under trading plans to facilitate filings required under Section 16(a) of the Exchange Act. Such filings are generally due within two (2) business days of a trade. The Company reserves the right to bar any transactions in Company Securities, even those pursuant to trading plans previously approved, if the Legal Department or the Board, in consultation with the Legal Department, determines that such a bar is appropriate under the circumstances.

Prior to adoption of any Rule 10b5-1 Plan, the person entering the Rule 10b5-1 Plan must certify to the Legal Department that (a) he or she is not aware of any material non-public information; (b) he or she is adopting the plan in good faith and not as a scheme to avoid the prohibition on insider trading; (c) all such trades to be made pursuant to the Rule 10b5-1 Plan will be made in accordance with the Exchange Act, the Securities Act of 1933, as amended, and applicable state securities laws; and (d) the Rule 10b5-1 Plan complies with the requirements of Rule 10b5-1. No approval by the Legal Department shall be considered the Legal Department’s or the Company’s approval that the Rule 10b5-1 Plan satisfies the requirements of Rule 10b5-1. It shall be the responsibility of the person establishing the Rule 10b5-1 Plan to ensure that such plan complies with the requirements of Rule 10b5-1. The existence of the foregoing approval procedures does not in any way obligate the Legal Department to approve any Rule 10b5-1 Plan. The Legal Department may reject any trading requests or Rule 10b5-1 Plans in its sole discretion. The Company reserves the right to require that additional provisions be included in a Rule 10b5-1 Plan with the objective of complying with Rule 10b5-1. The Company also reserves the right to require that transactions under a Rule 10b5-1 Plan be suspended during periods when the Company believes that legal, contractual or regulatory restrictions could prohibit such transactions or make them undesirable. These might include periods during which persons subject to this Policy have agreed with underwriters that they will not sell Company Securities for specified periods before and after a public offering, or periods in proximity to a public offering during which SEC Regulation M prohibits purchases by affiliates.

The following guidelines apply to all Rule 10b5-1 Plans:
•You may not enter into, modify or discretionarily terminate a trading program during a blackout period or while in possession of material non-public information.

•The Rule 10b5-1 Plan must include a representation from the person establishing the plan that he or she (a) is not aware of any material non-public information and (b) is adopting the plan in good faith and not as a scheme to avoid the prohibition on insider trading.

•Subject to limited exceptions, a person can enter into only one effective Rule 10b5-1 Plan at any time.

•Subject to limited exceptions, a person can enter into only one “single trade” Rule 10b5-1 Plan in any 12-month period.

•All Rule 10b5-1 Plans must have a duration of at least six months and no more than two years.

•If a Rule 10b5-1 Plan is terminated, you must wait at least 30 days before trading outside of the Rule 10b5-1 Plan.

•If a trading program is terminated, you must wait until the commencement of the next Window Period before a new Rule 10b5-1 Plan may be adopted.

•The Rule 10b5-1 Plan must include a “cooling off” period such that (a) for all employees and any person other than a director or officer, trading under a Rule 10b5-1 Plan cannot begin until 30 days after the adoption or modification of the plan and (b) for directors and officers subject to Section 16 reporting obligations under the Exchange Act, trading under a Rule 10b5-1 Plan cannot begin until the later of (i) 90 days after adoption or modification of the Rule 10b5-1 Plan or (ii) two business days after disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the fiscal quarter in which the Rule 10b5-1 Plan was adopted, subject to a maximum cooling off period of 120 days.

•Modifications to Rule 10b5-1 Plans will trigger a new cooling-off period if the modification changes the amount, price, or timing of trades, including a change to a formula that affects these inputs. Modifications do not trigger a new cooling-off period if they are immaterial or administrative, such as an adjustment for stock splits or a change in account information.

•You may not enter into any transaction in Company Securities while the Rule 10b5-1 Plan is in effect. This prohibition includes but is not limited to any corresponding or hedging transaction with respect to the securities subject to the plan. An exception may be permitted, to the extent not unlawful, for a Rule 10b5-1 Plan that (a) relates solely to

Company Securities acquired under the Company’s equity incentive plans and (b) is designed and actually operated to authorize the sale of only enough securities necessary to pay or otherwise discharge income or withholding tax obligations that accrue upon the exercise, vesting or settlement of awards under the Company’s equity incentive plan, in which case the Section 16 Reporting Person must not otherwise exercise control over the timing of such sales. This exception does not apply to sales incident to the exercise of stock options.

•Each director, officer and other Section 16 Reporting Person understands that the approval or adoption of a pre-planned selling program in no way reduces or eliminates such person’s obligations under Section 16 of the Exchange Act, including such person’s disclosure and short-swing trading liabilities thereunder. If any questions arise, such person should consult with their own counsel in implementing a Rule 10b5-1 Plan.
Consequences of Violation

The purchase or sale of securities while aware of material nonpublic information, or the disclosure of material nonpublic information to others who then engage in transactions in the Company’s Securities, is prohibited by the federal and state laws. Insider trading violations are pursued vigorously by the SEC, U.S. Attorneys and state enforcement authorities, as well as enforcement authorities in foreign jurisdictions. Punishment for insider trading violations is severe, and could include significant fines and imprisonment. While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other
“controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel.

A violation of law, or even a governmental investigation that does not result in prosecution, can tarnish a person’s reputation and irreparably damage a career. In addition, the Company, may in its discretion, impose or maintain stop transfer orders on securities held by Insiders to enforce this Policy.

Any violation of this Policy can be expected to result in serious sanctions by the Company, including dismissal, suspension without pay, loss of pay or bonus, loss of benefits, demotion or other sanctions, whether or not the violation of this Policy also constituted a violation of law.

Other Limited Exceptions

An exception to the restrictions in this Policy may be permitted with the advance written approval of the Legal Department if all material information concerning the Company has been publicly disclosed or is known by both parties to the proposed transaction. This type of exception is intended to be used only in unusual circumstances, and an Insider should not assume that such an exception will be granted even if the pre-conditions to the exception are satisfied.

Questions

If you have any questions regarding a particular securities transaction or whether you are in possession of material non-public information concerning the Company or Company Securities, or this Policy generally, please do not hesitate to contact the Legal Department.

EXHIBIT A

SECTION 16 Reporting Persons

Name	Title
Douglas R. Lebda	Chairman & Chief Executive Officer
Gabe Dalporto	Director
Tom Davidson	Director
Mark Ernst	Director
Robin Henderson	Director
Steve Ozonian	Director
Diego Rodriguez	Director
Saras Sarasvathy	Director
Ken Thompson	Director
Jason Bengel	Chief Financial Officer
Carla Shumate	Chief Accounting Officer
Scott Peyree	Chief Operating Officer, LendingTree and President, LendingTree Marketplace
Jill Olmstead	Chief Human Resources Officer
Heather Novitsky	General Counsel
Scott Totman	Chief Technology Officer

EXHIBIT B

APPLICATION FOR APPROVAL OF TRANSACTIONS IN LENDINGTREE SECURITIES

Name:
Title:
Proposed Initial Trade Date:
Type of Security to be Traded:
Type of Transaction (e.g., purchase, sale, gift):
Number of Shares to be Transacted:

☐ I have NOT (and none of my Related Parties has) bought or sold LendingTree securities in the past 6 months.
☐ I HAVE (or one of my Related Parties has) bought or sold LendingTree securities in the past 6 months. Details of the transaction(s) (e.g., name of person(s) who traded, date and type of transaction, whether it was pursuant to a Rule 10b5-1 trading plan):

Certification

I hereby certify that have read and understand the LendingTree, Inc. Insider Trading and Related Matters Policy (the “Policy”), including what information may be considered material non-public information, and I understand that Legal Department is available to answer any questions I have regarding the Policy.

I hereby further certify that (1) I am not in possession of any material non-public information concerning LendingTree, Inc. or any of its direct or indirect subsidiaries and (2) to the best of my knowledge, the proposed transaction(s) described above do not violate the trading restrictions of Section 16 of the Securities Exchange Act of 1934, as amended, or Rule 144 under the Securities Act of 1933, as amended. I understand that if I trade while in possession of such information or in violation of such trading restrictions, I may be subject to severe civil and/or criminal penalties and discipline by LendingTree, up to and including termination for cause.

Signature Date

Review and Decision

This Application is: _____ APPROVED _____ NOT APPROVED

First Trade Date: ___at 9:30 am (ET)
Signature Final Trade Date: ___at 4:00 pm (ET)
Name:
Title: